EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to use in this Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-137381) of Guidance Software, Inc., of our report dated April 4, 2005, except for Notes 12 and 14, as to which the date is September 15, 2006, relating to our audit of the consolidated financial statements of Guidance Software, Inc. as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2004, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ McGladrey & Pullen, LLP

Pasadena, California

October 20, 2006